EXHIBIT 23.4


                          [KPMG Audit Plc Letterhead]


The Board of Directors
XL Capital Ltd
XL House
One Bermudiana Road
HAMILTON HM11
Bermuda

15 January 2002

Dear Sirs

We consent to the incorporation by reference in the registration statements of XL Capital Limited on Form S-3 dated January 2002 [Dividend Reinvestment and Share Purchase Plan] of our report dated July 24, 2001, with respect to the Combined Statement of Assets and Liabilities of WIXI, as of December 31, 2000 and the related Combined Statement of Revenues and Expenses. Changes in Net Assets and cash flows for the year ended December 31, 2000, which report appears in the Form 8-K of XL Capital Limited dated August 9, 2001.

Yours faithfully

/s/ KPMG Audit Plc

KPMG Audit Plc